Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No. 001-08661)

Form S-4 File No.: 333-206056

The following is a transcript of a videoconference that was made available to ACE employees on September 18, 2015.

Europe, Eurasia and Africa regional all employee video call

10 September 2015: CHUBB DISCUSSION TRANSCRIPT

Speakers

Andrew Kendrick, President, ACE European Group (AK)

Jalil Rehman, CEO of Chubb in Europe (JR)

Chubb latest

AK:       So look, I think you all had the chance to join Evan’s global call in August. The replay is available online if you missed it. Evan covered a lot of information about the integration and largely what means for our business - our culture and people, and I’m not going to repeat that.

But Evan focused specifically on North America more than anywhere else so I’d want to take some time to look at what this means for us. I realise that some of you are joining us today from Eurasia and Africa, or European markets where Chubb doesn’t have operations. However, I’m, Giles and I are convinced we are all going to benefit from the transaction. And I’ll talk later, about Jeff Mograhbi held a session in France recently, with all the Chubb counterparts in Europe and I made some opening remarks, and I described it as a real opportunity for us to become a global super powerhouse in the insurance industry. This is a significant, huge opportunity for us, and it will really put us on the map, create a legacy in the industry, for ourselves, our colleagues and people that are going to join us in the future - so a fantastic opportunity.

We have now started planning for the future, and we held a three-day meeting over the summer to bring senior managers from ACE and Chubb in this region together.

We have formed project teams for each business unit and each function and they have started work on their plans. The plans remain a work in progress and will be for some time to come. We’re sharing information, but we keep having to go to general counsel and asking can we ask this, can we have this status. There is a lot, kind of going on, that we can’t share too much. So it’s difficult for me to tell you as much details that obviously I’d like, but I do want you to know that there is a lot of work going on.

I want you to know that I’ve been really impressed by the attitudes of people in both companies. Fantastic, collaborative behaviour, alignment with thinking. And it just goes to show and prove to me that the more I think about this transaction, the more, it’s absolutely spot on. We think so well, so alike, beyond underwriting discipline. It’s kind of everything we do and it’s been phenomenal. And I say, everyone has been so collaborative, so helpful, you know, upbeat, smiling, it’s just, honestly, it blowing my mind. Anyway, look, so I’m very pleased with how both teams have really aligned. And, and I also want to share that from an underwriting perspective, we saw nothing that would suggest that we change products and risk appetite for the new organisation. In fact, this acquisition will increase and strengthen our market offerings. So for example, I’m just going to read two or three things here…

In certain areas of our business like financial lines, Chubb incredibly strong in financial lines right, and specialty casualty we are too, both companies are already strong. When you put us together we are going to be even more powerful in the market. We’ll be a real force to be reckoned with.

In the middle market, which is a real opportunity and already a success story for ACE, but Chubb has a greater penetration and we’re definitely going to leverage on that.

Private client space, right, high net worth. We don’t do that - Chubb does it, a fantastic brand, they do it really, really well. I mean, again it gives us an opportunity to build on that. So there are synergies, complementary stuff, it’s just, as I say, you can tell, I’m excited about this.

Another point I want to emphasise is that, geographically, the acquisition will give us a greater market presence in all the countries where we both have an existing operations – so as a reminder the ten countries we have in common are: Austria, France, Germany, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland and of course the UK. As I said Jeff Mograhbi and his team began their own discussions about Continental Europe and that’s going to be very exciting again. As I said before fantastic collaboration.

So look, you know, let’s not be naïve about this there’s going to be change. But I think we’re pretty good at change. And we’ve been through a lot of different issues and turmoil over the last four or five years, and the spin-off of Eurasia and Africa so I think we’re used to change. But this will provide strong opportunities for us. And together I think we can grow faster, generate more revenue, and we should all be positive and confident about this is a really exciting future for us in Europe.

Important thing is, you know, you got to go about your day to day business right. It’s business as usual. This is not done yet, there are shareholder approval, there’s regulatory approval, there’s a whole load of things that still have to happen. So at the moment, and I know it’s stating the obvious, but ACE and Chubb are still two separate, competing, companies

Until we close the deal we must both continue to act independently. The most important thing we can do is to stay focused on our clients, and our brokers and our agents. That is critical. Think about what the outcome we want from this merger is, that we just get all the business that we want to keep. And if we don’t look after our brokers then we’re going to lose that opportunity. So that should be at the forefront of your mind.

And at this point, I’m going to hand over to Jalil to say a few words.

View from Chubb

JR:       Thank you Andrew. Good morning everyone, good evening, afternoon, wherever you may be. Good day to you all. Look I just want to take the opportunity today to cover a few points – two points specifically.

Firstly, I want to share with you some observations about the acquisition and the integration process. Secondly, I want to pick up on some of the complementary areas of our businesses which Andrew referenced in his remarks and I also want to give you some more detail on these from a Chubb perspective.

On the acquisition and integration process, I just want to echo a number of the points Andrew made in terms of the collaborative way in which people from both companies are working together. We have all been very impressed with the quality of the work delivered and it is a testament to the expertise and hard work of the people from both ACE and Chubb. So I want to add my thanks to everyone from ACE involved in the integration process.

One of our main aims is to be able to present a business ready to trade with brokers and provide cover and service for our customers as soon as possible, post closure. This will take time, but it is, quite frankly, nothing less than brokers, customers and indeed all of you, and the staff at Chubb will expect us to achieve through the integration process. No one is underestimating the challenges that lie ahead but we have made a very good start.

Our respective companies, have a well-earned reputation for underwriting discipline, quality of cover and service. We know from experience that ACE has many strengths. Global account management, the depth and breadth of your international network, your relationships with the global brokers, to name just a few. We have great respect for the business that you – all of you - have built.

I thought it might be helpful for me to elaborate on some of the points Andrew made about Chubb – an insight into how we have been successful in some of the areas that are attractive to ACE.

The middle market has been referenced many times, from both a product and a distribution perspective.

Our product suite for middle market customers is built on wordings tailored for the specific needs for our target industry sectors – the life sciences and technology sectors are two of the best known but there are many, many others. Our commercial package, policies for middle market customers, is complementary to this industry sector expertise.

Hand-in-hand with the product suite for middle market customers, are our very good relationships with independent brokers across Europe. We have worked very hard to identify those brokers who understand the Chubb value proposition and have been successful in selling such to customers across the board.

At the heart of this is our Cornerstone programme. This is our, value added proposition, with commercial, marketing and training benefits for a select group of independent brokers with whom we work most closely in the middle market and private client space. It has been a real success story for us to date.

Our private client business is rightly, I believe, rightly regarded as one of the leading High Net Worth insurance operations in the world. It has been running in the UK and Ireland for nearly 20 years now and in that time we have built up a fantastic reputation for being the leading provider of cover for homes, cars, and valuable articles for High Net Worth and Ultra High Net Worth individuals.

The final area I will mention, unsurprisingly, is claims. At the point when the customer needs us most, Chubb knows how to make decisions to manage claims quickly, and fairly. Our claims management is very often described as being in Chubb’s DNA. Our claims reputation is something that we are all very proud of at Chubb.

But we are never complacent. We work very hard to retain our competitive advantages and we invest in training and developing the resource that underpins all of this – and that’s our people. Through the integration process and working with Andrew, I know that you take the same approach at ACE.

We have a real opportunity to create an outstanding company and you have my full commitment to work together to make that happen.

Thank you again for the opportunity to speak to you today. Now, in keeping with us being competitors as you mentioned until closure, I’m going to politely leave the building [laughter] so that you can continue with your call. Andrew, thanks, back to you. [Applause]

AK:       Thanks Jalil, and I think, as you can see, from just the way we kind of interact, this is going to be a great opportunity for both companies.

[At this point Jalil Rehman left the meeting]

Q&A

AK:       Anyway, look let’s wrap it up. Time for Q&A. If there are any questions I’m happy to take them.

Comms: We do have a couple of pre-submitted questions.

AK:       Ones you’ve made up earlier then? [laughter]

Comms: Firstly, in your interactions with clients and brokers how are people responding to the Chubb acquisition? Do they see the positives you do?

AK:       Great question. Obviously it’s mine! [laughter]

AK:       Literally, when this was announced, and hey I was in the dark just as much as everyone else was. I could tell you some stories about how I put it all together but honestly I was in the dark. But day one, I can’t tell you how many clients, how many brokers rang me up said this is a fantastic opportunity for you, you know we really like it, we like Chubb, we like you. So that was clients and brokers.

What really surprised me, I got emails from five or six of our competitors saying ‘wow, I can’t believe you’ve done this, this is amazing, you know you’re going to be a real strength to be reckoned with, but, wow that is really cool.’ Now of course they want us to fail but we’re not going to. [laughter] Nonetheless right it’s, it’s recognised throughout the market, this is a fantastic opportunity. And it goes back to what Jalil and I were saying independently of each other. You know the two companies the strengths, we’ve got, and we will just combine together and be stronger and better and cleverer and smarter and more innovative. And so everything is there for the clients and brokers going forwards.

Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus that was delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, “Risk Factors” in ACE’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, which was filed with the SEC on August 4, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a preliminary joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus has been delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus contained in the registration statement on Form S-4, which has been filed with the SEC, and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.